UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.   )*

MECOX LANE LIMITED

(Name of Issuer)

Ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

58403M201**

(CUSIP Number)

Fang Xue
Gibson, Dunn & Crutcher LLP
Unit 1301, Tower 1, China Central Place, No. 81 Jianguo Road

Beijing, 100025
Tel +86 10 6502 8500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 26, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** The CUSIP number applies to American Depositary Shares, each representing thirty-five Ordinary Shares of the Issuer, par value US$0.0001 per share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58403M201
	1.	Names of Reporting Persons. ChinaEquity USD Fortune Co., Ltd.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) OO
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
Number of Shares	6.	Citizenship or Place of Organization British Virgin Islands
Beneficially Owned by Each	7.	Sole Voting Power
Reporting Person With:	8.	Shared Voting Power 36,464,575 Ordinary Shares[1]
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 36,464,575 Ordinary Shares
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,464,575 Ordinary Shares[2]
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 8.01%[3]
	14.	Type of Reporting Person (See Instructions) CO

[1]	Includes 1,041,845 ADSs (representing 36,464,575 Ordinary Shares), held directly by ChinaEquity USD Fortune Co., Ltd.

[2]	The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Issuer’s Ordinary Shares (not included in this Statement (as defined below)). Any beneficial ownership of such other owners’ Ordinary Shares is expressly disclaimed. See Items 2 and 5.

[3]	Percentage calculated based on 455,227,428 ordinary shares outstanding as of March 31, 2015, as disclosed in the Issuer’s Form 20-F (as defined below).

2

CUSIP No. 58403M201
	1.	Names of Reporting Persons. ChinaEquity USD Fund I L.P.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) OO
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
Number of Shares	6.	Citizenship or Place of Organization Cayman Islands
Beneficially Owned by Each	7.	Sole Voting Power
Reporting Person With:	8.	Shared Voting Power 36,464,575 Ordinary Shares[4]
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 36,464,575 Ordinary Shares
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,464,575 Ordinary Shares[5]
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 8.01%[6]
	14.	Type of Reporting Person (See Instructions) PN

[4]	Includes 1,041,845 ADSs (representing 36,464,575 Ordinary Shares), held through ChinaEquity USD Fortune Co., Ltd.

[5]	The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Issuer’s ordinary shares (not included in this Statement (as defined below)). Any beneficial ownership of such other owners’ ordinary shares is expressly disclaimed. See Items 2 and 5.

[6]	Percentage calculated based on 455,227,428 ordinary shares outstanding as of March 31, 2015, as disclosed in the Issuer’s Form 20-F (as defined below).

3

CUSIP No. 58403M201
	1.	Names of Reporting Persons. ChinaEquity USD Investment GP L.P.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) OO
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
Number of Shares	6.	Citizenship or Place of Organization Cayman Islands
Beneficially Owned by Each	7.	Sole Voting Power
Reporting Person With:	8.	Shared Voting Power 36,464,575 Ordinary Shares[7]
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 36,464,575 Ordinary Shares
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,464,575 Ordinary Shares[8]
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 8.01%[9]
	14.	Type of Reporting Person (See Instructions) PN

[7]	By virtue of being the general partner of ChinaEquity USD Fund I L.P. or the persons controlling such general partner, each of ChinaEquity USD Investment GP L.P., ChinaEquity USD Investment Management Co., ChinaEquity Global Holding Co., Ltd. and Mr. Chaoyong Wang may be deemed to have shared voting and dispositive power with respect to these securities.

[8]	The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Issuer’s ordinary shares (not included in this Statement (as defined below)). Any beneficial ownership of such other owners’ ordinary shares is expressly disclaimed. See Items 2 and 5.

[9]	Percentage calculated based on 455,227,428 ordinary shares outstanding as of March 31, 2015, as disclosed in the Issuer’s Form 20-F (as defined below).

4

CUSIP No. 58403M201
	1.	Names of Reporting Persons. ChinaEquity USD Investment Management Co.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) OO
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
Number of Shares	6.	Citizenship or Place of Organization Cayman Islands
Beneficially Owned by Each	7.	Sole Voting Power
Reporting Person With:	8.	Shared Voting Power 36,464,575 Ordinary Shares[10]
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 36,464,575 Ordinary Shares
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,464,575 Ordinary Shares[11]
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 8.01%[12]
	14.	Type of Reporting Person (See Instructions) CO

[10]	By virtue of being the general partner of ChinaEquity USD Fund I L.P. or the persons controlling such general partner, each of ChinaEquity USD Investment GP L.P., ChinaEquity USD Investment Management Co., ChinaEquity Global Holding Co., Ltd. and Mr. Chaoyong Wang may be deemed to have shared voting and dispositive power with respect to these securities.

[11]	The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Issuer’s ordinary shares (not included in this Statement (as defined below)). Any beneficial ownership of such other owners’ ordinary shares is expressly disclaimed. See Items 2 and 5.

[12]	Percentage calculated based on 455,227,428 ordinary shares outstanding as of March 31, 2015, as disclosed in the Issuer’s Form 20-F (as defined below).

5

CUSIP No. 58403M201
	1.	Names of Reporting Persons. ChinaEquity Global Holding Co., Ltd.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) OO
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
Number of Shares	6.	Citizenship or Place of Organization British Virgin Islands
Beneficially Owned by Each	7.	Sole Voting Power
Reporting Person With:	8.	Shared Voting Power 36,464,575 Ordinary Shares[13]
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 36,464,575 Ordinary Shares
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,464,575 Ordinary Shares[14]
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 8.01%[15]
	14.	Type of Reporting Person (See Instructions) CO

[13]	By virtue of being the general partner of ChinaEquity USD Fund I L.P. or the persons controlling such general partner, each of ChinaEquity USD Investment GP L.P., ChinaEquity USD Investment Management Co., ChinaEquity Global Holding Co., Ltd. and Mr. Chaoyong Wang may be deemed to have shared voting and dispositive power with respect to these securities.

[14]	The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Issuer’s ordinary shares (not included in this Statement (as defined below)). Any beneficial ownership of such other owners’ ordinary shares is expressly disclaimed. See Items 2 and 5.

[15]	Percentage calculated based on 455,227,428 ordinary shares outstanding as of March 31, 2015, as disclosed in the Issuer’s Form 20-F (as defined below)

6

CUSIP No. 58403M201
	1.	Names of Reporting Persons. Chaoyong Wang
	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) OO
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
Number of Shares	6.	Citizenship or Place of Organization People’s Republic of China
Beneficially Owned by Each	7.	Sole Voting Power
Reporting Person With:	8.	Shared Voting Power 36,464,575 Ordinary Shares[16]
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 36,464,575 Ordinary Shares
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,464,575 Ordinary Shares[17]
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 8.01%[18]
	14.	Type of Reporting Person (See Instructions) IN

[16]	By virtue of being the general partner of ChinaEquity USD Fund I L.P. or the persons controlling such general partner, each of ChinaEquity USD Investment GP L.P., ChinaEquity USD Investment Management Co., ChinaEquity Global Holding Co., Ltd. and Mr. Chaoyong Wang may be deemed to have shared voting and dispositive power with respect to these securities.

[17]	The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Issuer’s ordinary shares (not included in this Statement (as defined below)). Any beneficial ownership of such other owners’ ordinary shares is expressly disclaimed. See Items 2 and 5.

[18]	Percentage calculated based on 455,227,428 ordinary shares outstanding as of March 31, 2015, as disclosed in the Issuer’s Form 20-F (as defined below)

7

CUSIP No. 58403M201
	1.	Names of Reporting Persons. Xu Wang
	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) OO
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
Number of Shares	6.	Citizenship or Place of Organization People’s Republic of China
Beneficially Owned by Each	7.	Sole Voting Power
Reporting Person With:	8.	Shared Voting Power 36,464,575 Ordinary Shares[19]
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 36,464,575 Ordinary Shares
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,464,575 Ordinary Shares[20]
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 8.01%[21]
	14.	Type of Reporting Person (See Instructions) IN

[19]	By virtue of being the sole shareholder and sole director of ChinaEquity Global Holding Co., Ltd., Mr Xu Wang may be deemed to have shared voting and dispositive power with respect to these securities.

[20]	The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Issuer’s Ordinary Shares (not included in this Statement (as defined below)). Any beneficial ownership of such other owners’ Ordinary Shares is expressly disclaimed. See Items 2 and 5.

[21]	Percentage calculated based on 455,227,428 ordinary shares outstanding as of March 31, 2015, as disclosed in the Issuer’s Form 20-F (as defined below).

8

This Schedule 13D (the “Statement”) represents the initial statement on Schedule 13D jointly filed by (1) ChinaEquity USD Fortune Co., Ltd. (“ChinaEquity Holdco”), (2) ChinaEquity USD Fund I L.P., (3) ChinaEquity USD Investment GP L.P., (4) ChinaEquity USD Investment Management Co., (5) ChinaEquity Global Holding Co., Ltd. ((1) through (5), collectively, the “ChinaEquity Reporting Persons”), (6) Mr. Chaoyong Wang, and (7) Mr. Xu Wang (collectively with the ChinaEquity Reporting Persons and Mr. Chaoyong Wang, the “Reporting Persons”). The Reporting Persons previously reported their beneficial ownership of the Issuer’s securities on Schedule 13G.

Item 1. Security and Issuer

This Statement relates to the ordinary Shares, par value $0.0001 per share (the “Ordinary Shares”) of Mecox Lane Limited, a Cayman Islands corporation (the “Issuer”). The address of the Issuer is 22nd Floor, Gems Tower, Building 20, No. 487, Tianlin Road, Shanghai 200233, People’s Republic of China.

American depositary shares of the Issuer (the “ADSs”), each representing thirty-five Ordinary Shares, are listed on the NASDAQ Global Select Market.

Item 2.  Identity and Background.

(a)  – (c) and (f) This Statement is filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) under Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”).

ChinaEquity Holdco, a company organized under the laws of British Virgin Islands, is the record shareholder of the securities subject to this filing.

ChinaEquity USD Fund I L.P., a limited partnership organized under the laws of Cayman Islands, is the sole shareholder of ChinaEquity Holdco.

ChinaEquity USD Investment GP L.P., a limited partnership organized under the laws of Cayman Islands, is the general partner of ChinaEquity USD Fund I L.P.

ChinaEquity USD Investment Management Co., a company organized under the laws of Cayman Islands, is the general partner of ChinaEquity USD Investment GP L.P.

ChinaEquity Global Holding Co., Ltd., a company organized under the laws of the British Virgin Islands, is the sole shareholder of ChinaEquity USD Investment Management Co.

The sole director and officer of each ChinaEquity Reporting Person (other than ChinaEquity Global Holding Co., Ltd.) is Mr. Chaoyong Wang. Mr. Chaoyong Wang is a citizen of the People’s Republic of China.

The sole shareholder, so director and officer of ChinaEquity Global Holding Co., Ltd. is Mr. Xu Wang. Mr. Xu Wang is a citizen of the People’s Republic of China.

The business address of each Reporting Person is Suite 05-07, 10th Floor, Block A, Office Park, No.10, Jintong West Road, Chaoyang District, Beijing 100020, China.

The ChinaEquity Reporting Persons are China-focused venture capital and private equity investors.  The ChinaEquity Reporting Persons mainly invest in China-related companies, focusing on companies in the information technology, media, telecommunication, retail and consumer goods, culture and education, financial services, new energy, new materials, green technology, high-end equipment manufacturing, healthcare and modern agriculture industries. The principal occupation of Mr. Chaoyong Wang is venture capital and private equity investment and portfolio management. The principal occupation of Mr. Xu Wang is venture capital and private equity investment and portfolio management.

9

The Reporting Persons are making this joint filing because they may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Act. In addition, by reason of the Proposal (as defined below) and the Amended and Restated Consortium Agreement (as defined below), as described in Item 4 below, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Act with CNshangquan Limited (“CNshangquan”).

Each Reporting Person hereby expressly disclaims beneficial ownership of any Ordinary Shares held by CNshangquan, and expressly disclaims membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with CNshangquan, and this Statement shall not be construed as acknowledging that any of the Reporting Persons beneficially owns any Ordinary Shares held by CNshangquan.

The agreement among the Reporting Persons relating to the joint filing of this Statement is attached hereto as Exhibit 1.

(d) – (e) During the five years preceding the date of this filing, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations.

The information set forth in or incorporated by reference in Items 4 and 5 of this statement is incorporated by reference in its entirety into this Item 3.

The Reporting Persons, Leading Capital Co. Ltd. and its affiliates (“Leading Capital”), and CNshangquan anticipate that, at the price per Share set forth in the Proposal, approximately US$14,614,573 would be expended in acquiring 128,198,011 Ordinary Shares owned by shareholders of the Issuer other than the Reporting Persons and CNshangquan (the “Publicly Held Shares”).

It is anticipated that the funding for the acquisition of the Publicly Held Shares will be provided by equity financing only in the form of cash from the Consortium (as defined below).

Item 4.	Purpose of Transaction

The ADSs currently beneficially owned by the Reporting Persons were originally acquired for investment purposes.

On July 21, 2015, CNshangquan and Leading Capital entered into a consortium agreement (the “Original Consortium Agreement”) and submitted a non-binding proposal (the “Proposal”) to the Issuer’s board of directors relating to acquisition of all outstanding unaffiliated shares of the Issuer (the “Transaction”). Under the Proposal, CNshangquan and Leading Capital propose to acquire, through an acquisition vehicle to be formed thereby, all of the Ordinary Shares owned by shareholders of the Issuer other than CNshangquan for US$4.00 per ADS, or approximately US$0.114 per Ordinary Share in cash, representing a premium of 17.6% to the closing price of the ADSs on July 20, 2015. The Reporting Persons expect the Transaction will be financed by members of the Consortium (as defined below) making equity investments in the acquisition vehicle to provide the cash needed for the Transaction.

10

On October 26, 2015, CNshangquan, Leading Capital, and ChinaEquity Holdco (collectively, the “Consortium”) entered into an amended and restated consortium agreement (the “Amended and Restated Consortium Agreement”), pursuant to which ChinaEquity Holdco joins the consortium to participate in the Transaction with CNshangquan and Leading Capital. The Amended and Restated Consortium Agreement supersedes the Original Consortium Agreement in its entirety. Pursuant to the Amended and Restated Consortium Agreement, the Consortium will cooperate in good faith in connection with the Transaction. The Amended and Restated Consortium Agreement provides, among other things, for: cooperation in arranging financing; engaging advisors; cooperation in obtaining applicable governmental, statutory, regulatory or other approvals, licenses, waivers or exemptions for the consummation of the Transaction; and cooperation in preparing definitive documentation with respect to the Transaction. During the period beginning on the date of the Amended and Restated Consortium Agreement and ending on the earlier of (i) the 12-month anniversary of the date of the Amended and Restated Consortium Agreement, or (ii) the occurrence of termination events as specified therein, members of the Consortium have agreed to work exclusively with each other with respect to the Transaction.

If the Transaction is consummated as currently contemplated, the Ordinary Shares would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act and would be delisted from the NASDAQ Global Select Market.

The description of the Proposal and the Amended and Restated Consortium Agreement in this Statement is qualified in its entirety by reference to the Proposal and the Amended and Restated Consortium Agreement, copies of which are attached hereto as Exhibits 2 and 3 and incorporated herein by reference in their entirety.

Except as indicated above, the Reporting Persons currently do not have any plans or proposals that relate to or would result in any matters listed in Items 4(a)-(j) of Schedule 13D. Consummation of the Transaction could result in one or more of the actions specified in Items 4(a)-(j) of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the board of directors of the Issuer to consist solely of persons designated by the acquisition vehicle formed by the Consortium, a change in the Issuer’s memorandum and articles of association to reflect that the Issuer would become a privately held company, delisting of securities of the Issuer from the NASDAQ Global Select Market, securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, and termination of the Issuer’s reporting obligations pursuant to Rule 12h-3(b)(1)(i) of the Act. In addition, subject to compliance with the terms of the Amended and Restated Consortium Agreement, the Reporting Persons reserve their right to change their plans and intentions in connection with any of the actions discussed in this item 4, including, among others, the purchase price and the financing arrangement for the transactions contemplated under the Proposal and/or the Amended and Restated Consortium Agreement.

Item 5	Interest in Securities of the Issuer

The information contained on each of the cover pages of this Statement and the information set forth or incorporated in Items 2, 3, 4, and 6 are hereby incorporated herein by reference.

(a) — (b) The Issuer reported on its annual report on Form 20-F (for the year ended December 31, 2014) filed with the Commission on April 29, 2015 (the “Form 20-F”), that as of March 31, 2015, a total of 455,227,428 of its Ordinary Shares were outstanding.

As of the date hereof, ChinaEquity Holdco directly owns 1,041,845 ADSs representing 36,464,575 Ordinary Shares, which represent 8.01% of the total outstanding Ordinary Shares22, and has shared voting power and shared dispositive power with respect to such shares. ChinaEquity USD Fund I L.P., as the sole shareholder of ChinaEquity Holdco, may be deemed to have beneficial ownership of 1,041,845 ADSs representing 36,464,575 Ordinary Shares, which represent 8.01% of the total outstanding Ordinary Shares23, and have shared voting power and shared dispositive power with respect to such shares. ChinaEquity USD Investment Management Co., as the general partner of ChinaEquity USD Investment GP L.P., and ChinaEquity USD Investment GP L.P., which in turn acts as the general partner of ChinaEquity USD Fund I L.P., may each be deemed to have beneficial ownership of 1,041,845 ADSs representing 36,464,575 Ordinary Shares, which represent 8.01% of the total outstanding Ordinary Shares24, and have shared voting power and shared dispositive power with respect to such shares. Mr. Xu Wang, as the sole shareholder and sole director of ChinaEquity Global Holding Co., Ltd., and ChinaEquity Global Holding Co., Ltd., which in turn is the sole shareholder of ChinaEquity USD Investment Management Co., may each be deemed to have beneficial ownership of 1,041,845 ADSs representing 36,464,575 Ordinary Shares, which represent 8.01% of the total outstanding Ordinary Shares25, and have shared voting power and shared dispositive power with respect to such shares. Mr. Chaoyong Wang, as the sole director of each ChinaEquity Reporting Person (other than ChinaEquity Global Holding Co., Ltd.) may be deemed to have beneficial ownership of 1,041,845 ADSs representing 36,464,575 Ordinary Shares, which represent 8.01% of the total outstanding Ordinary Shares26, and have shared voting power and shared dispositive power with respect to such shares.

[22]	Percentage calculated based on 455,227,428 ordinary shares outstanding as of March 31, 2015, as disclosed in the Issuer’s Form 20-F.

[23]	Percentage calculated based on 455,227,428 ordinary shares outstanding as of March 31, 2015, as disclosed in the Issuer’s Form 20-F.

[24]	Percentage calculated based on 455,227,428 ordinary shares outstanding as of March 31, 2015, as disclosed in the Issuer’s Form 20-F.

[25]	Percentage calculated based on 455,227,428 ordinary shares outstanding as of March 31, 2015, as disclosed in the Issuer’s Form 20-F.

[26]	Percentage calculated based on 455,227,428 ordinary shares outstanding as of March 31, 2015, as disclosed in the Issuer’s Form 20-F.

11

To the extent that the Reporting Persons may be deemed to have formed a “group” with CNshangquan, the beneficial ownership of the Ordinary Shares by the “group” would include the beneficial ownership of the Ordinary Shares by CNshangquan. As reported by CNshangquan in its Schedule 13D/A filed with the Commission on July 22, 2015, CNshangquan beneficially owns 290,564,842 Ordinary Shares, representing 63.8% of the total outstanding Ordinary Shares as of March 31, 201527. Each Reporting Person hereby expressly disclaims beneficial ownership of any Ordinary Shares held by CNshangquan, and expressly disclaims membership in any Section 13(d) “group” with CNshangquan, and this Statement shall not be construed as acknowledging that any of the Reporting Persons beneficially owns any Ordinary Shares held by CNshangquan.

(c)    The Reporting Persons have not effected any transactions in the Ordinary Shares of the Issuer during the 60 days preceding the filing of this Statement.

(d) — (e)    Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information regarding the Proposal and the Amended and Restated Consortium Agreement under Item 4 is incorporated herein by reference in their entirety.

Item 7.	Materials to be Filed as Exhibits

Exhibit 1:	Joint Filing Agreement by and among the Reporting Persons, dated as of October 31, 2015.

Exhibit 2:	Proposal by CNshangquan and Leading Capital to the Issuer dated July 21, 2015.

Exhibit 3:	Amended and Restated Consortium Agreement dated October 26, 2015 by and among CNshangquan, Leading Capital and ChinaEquity Holdco.

[27]	Percentage calculated based on 455,227,428 ordinary shares outstanding as of March 31, 2015, as disclosed in the Issuer’s Form 20-F.

12

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 31, 2015
Date

ChinaEquity USD Fortune Co., Ltd.	By:	/s/ Chaoyong Wang
	Name:	Chaoyong Wang
	Title:	Director

ChinaEquity USD Fund I L.P.	By:	/s/ Chaoyong Wang
	Name:	Chaoyong Wang
	Title:	Duly authorized signatory under Power of Attorney effective as of October 15, 2013

ChinaEquity USD Investment GP L.P.	By:	/s/ Chaoyong Wang
	Name:	Chaoyong Wang
	Title:	Duly authorized signatory under Power of Attorney effective as of October 15, 2013

ChinaEquity USD Investment Management Co.	By:	/s/ Chaoyong Wang
	Name:	Chaoyong Wang
	Title:	Director

ChinaEquity Global Holding Co., Ltd.	By:	/s/ Xu Wang
	Name:	Xu Wang
	Title:	Director

Chaoyong Wang	By:	/s/ Chaoyong Wang

Xu Wang	By:	/s/ Xu Wang

13